Exhibit(a)(11)

SUPPLEMENT TO OFFER TO PURCHASE

AIMCO Properties, L.P.
is offering to purchase up to 29,856 limited partnership units in

Consolidated Capital Institutional Properties
for $375.00 per unit in CASH

Upon the terms and subject to the conditions set forth in the Offer to Purchase dated April 3, 2007 (as amended or supplemented from time to time, the “Offer to Purchase”) and the related Letter of Transmittal (as amended or supplemented from time to time, the “Letter of Transmittal” and, together with the Offer to Purchase, the “Offer”), we are offering to purchase up to 29,856 limited partnership units of Consolidated Capital Institutional Properties. If more than 29,856 units are validly tendered (and not properly withdrawn) on or prior to the expiration date, we will purchase 29,856 units from tendering unitholders on a pro rata basis. You will not pay any partnership transfer fees if you tender units pursuant to the Offer. You will pay any other fees or costs, including any transfer taxes. Our offer price will be reduced for any distributions made or declared by your partnership after April 3, 2007 (the date the offer commenced) and prior to the expiration of our Offer. There were 8,158 holders in your partnership as of June 7, 2007.

The purpose of this Supplement is to supplement and amend the information contained in the Offer to Purchase previously mailed to you.

OUR OFFER HAS BEEN EXTENDED. OUR OFFER AND YOUR WITHDRAWAL RIGHTS WILL EXPIRE AT MIDNIGHT, NEW YORK CITY TIME, ON JUNE 21, 2007, UNLESS WE FURTHER EXTEND THE DEADLINE.

We urge you to read the information in the Offer to Purchase, as supplemented hereby, for a description of our Offer. See “Risk Factors” beginning on page 4 of the Offer to Purchase previously mailed to you for a description of risk factors that you should consider in connection with our Offer, including the following:

•	IF YOU WANT TO TENDER YOUR UNITS IN THE OFFER, YOU MUST SIGN A LETTER OF TRANSMITTAL IN WHICH YOU RELEASE US FROM ALL LIABILITY, EXCEPT AS OTHERWISE PROVIDED IN SECTION 3 HEREIN, WITH RESPECT TO ANY AND ALL CLAIMS THROUGH THE DATE OF EXECUTION OF THE LETTER OF TRANSMITTAL, INCLUDING, BUT NOT LIMITED TO, THOSE CLAIMS THAT WERE BROUGHT OR THAT COULD HAVE BEEN BROUGHT IN THE NUANES AND HELLER LITIGATION AND IRRESPECTIVE OF WHETHER YOU PREVIOUSLY REQUESTED EXCLUSION FROM THE SETTLEMENT OR WHAT HAPPENS IN CONNECTION WITH THE PENDING APPEAL CHALLENGING THE SETTLEMENT. YOU WILL ALSO ASSIGN TO US YOUR RIGHTS IN ANY FUTURE CLAIMS AND DISTRIBUTIONS, PROVIDED, HOWEVER, YOU WILL STILL BE ENTITLED TO RECEIVE YOUR PRO RATA SHARE OF THE SETTLEMENT FUND IN THE NUANES AND HELLER LITIGATION EVEN IF YOU TENDER, PROVIDED THAT YOU ARE OTHERWISE ELIGIBLE, AND IF AND WHEN APPROVAL OF THE SETTLEMENT AND JUDGMENT ENTERED THERETO BECOME FINAL.

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If you decide to accept our Offer, you must complete and sign the enclosed Letter of Transmittal in accordance with the instructions thereto and mail or deliver the signed Letter of Transmittal and any other required documents to The Altman Group, Inc., which is acting as Information Agent in connection with our Offer, at one of its addresses set forth below and on the back cover of this Supplement. Questions and requests for assistance or for additional copies of the Offer to Purchase, this Supplement or the related Letter of Transmittal may also be directed to the Information Agent at (800) 467-0821.

June 14, 2007

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•	Our offer price was determined without any arms-length negotiations, which might result in a higher value for your partnership units.

•	The appraisals on which we based our estimate of the net equity value per unit (which was our initial offer price) were completed in 2003; more recent appraisals might indicate higher property values and, accordingly, a higher net equity value per unit. However, we have since raised our offer price in response to competing offers.

•	There is no established or regular trading market for your units, nor is there a reliable standard for determining the fair market value of the units. Accordingly, our offer price may not represent fair market value for your units.

•	Our offer price might be higher if it took into account any potential improvements in the fair market value or operating performance of your partnership’s properties, including any prospective increase in value or property income that may result from the redevelopment of any of your partnership’s properties.

•	Your general partner and the property manager are affiliates of ours and, therefore, your general partner has substantial conflicts of interest with respect to our Offer.

•	We are making this Offer with a view to making a profit and, therefore, there is a conflict between our desire to purchase your units at a low price and your desire to sell your units at a high price.

•	Continuation of your partnership will result in our affiliate continuing to receive management fees from your partnership. Such fees would not be payable if your partnership were liquidated.

•	We may conduct a future offer at a higher price, although we have no obligation or current intention to do so.

•	For any units that we acquire from you, you will not receive any future distributions from operating cash flow of your partnership or upon a sale or refinancing of properties owned by your partnership.

•	The general partner makes no recommendation as to whether you should tender your units.

The general partner does not make any recommendation regarding whether you should accept this Offer. You are encouraged to carefully review the Offer to Purchase, as supplemented hereby, and any other information available to you and to seek the advice of your independent lawyer, tax advisor and/or financial advisor with respect to your particular circumstances before deciding whether or not to accept this Offer.

The Information Agent for the Offer is:

THE ALTMAN GROUP, INC.

By Mail: P.O. Box 268 Lyndhurst, NJ 07071	By Overnight Courier: 1200 Wall Street, 3rd Floor Lyndhurst, NJ 07071	By Hand: 1200 Wall Street, 3rd Floor Lyndhurst, NJ 07071

For information, please call:

TOLL FREE: (800) 467-0821

SUPPLEMENTAL INFORMATION

The Offer to Purchase is hereby supplemented as follows (capitalized terms that are not otherwise defined herein have the respective meanings ascribed thereto in the Offer to Purchase):

Extension of Expiration Date

The information in the Offer to Purchase under “The Offer — Section 1. Terms of the Offer, Expiration Date; Proration” is supplemented as follows:

We have extended the expiration date of the Offer to midnight, New York City time, on June 21, 2007, and we reserve the right in our reasonable discretion to further extend the period of time for which the Offer is open. See “The Offer — Section 5. Extension of Tender Offer Period; Termination; Amendment; No Subsequent Offering Period” in the Offer to Purchase for a description of our right to extend the period of time during which the Offer is open and to amend or terminate the Offer.

Possible Redevelopment of Plantation Gardens Apartments

The information in the Offer to Purchase under “The Offer — Section 12. Future Plans of the Purchaser” and “— Section 14. Certain Information Concerning Your Partnership” is supplemented as follows:

The general partner is actively considering a plan to redevelop Plantation Gardens Apartments. The proposed redevelopment would include improvements to the exterior and common areas of the property, as well as to the interiors of all 372 apartment units. The proposed exterior and common area improvements are expected to include some or all of the following: paving, concrete upgrades, a new monument, a gated entry, new fences and walls, landscaping, construction of a new town center with a pool, new garages, renovation of the clubhouse/office building, renovation of the laundry facilities, conversion of laundry rooms to storage rooms, and new paint, front doors and signage. The proposed interior improvements are expected to include some or all of the following: kitchen and bathroom upgrades, new washer/dryer units, new paint, carpet replacements in the bedrooms and closets, and installation of new light fixtures and hot water heaters. The total projected cost is expected to be approximately $24.5 million. While the general partner is actively considering the plan to redevelop Plantation Gardens Apartments, it has not formally decided to proceed with the redevelopment. If, the redevelopment proceeds, it is expected to start in September 2007, and take approximately 17 months to complete. While construction is ongoing, it is expected that operations at the property will be disrupted, and income from the property would decrease significantly. It is estimated that the partnership will lose approximately $2.6 million in rent during the construction. However, upon completion of the redevelopment, the general partner expects that property net operating income will increase by approximately $1.6 million on an annual basis once operations stabilize after the redevelopment based on actual operations for the last 12 months as of May 31, 2007.

If the redevelopment proceeds, additional approvals may be required before construction begins, including, without limitation, approvals from local government authorities, and approval from limited partners in the partnership to make certain amendments to the partnership’s agreement of limited partnership to permit the redevelopment. No assurances can be made regarding whether the necessary approvals will be obtained or the timing of such approvals, whether or to what extent the partnership will move forward with the proposed redevelopment if such approvals are obtained, the timing of the redevelopment, the cost of redevelopment, or whether there will be any resulting change in the future value of the property. Construction projects such as the proposed redevelopment entail significant risks, including, but not limited to: shortages of materials or skilled labor; unforeseen engineering, environmental and/or geological problems; work stoppages; weather interference; unanticipated cost increases; and unavailability of construction equipment. Construction, equipment or staffing problems or difficulties in obtaining any of the requisite licenses, permits and authorizations from regulatory authorities could increase the total cost, delay or prevent the redevelopment or necessitate design changes.

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Questions and requests for assistance or for additional copies of this Supplement, the Offer to Purchase and the letter of transmittal may be directed to the Information Agent at its telephone number and address listed below. You may also contact your broker, dealer, bank, trust company or any other nominee for assistance concerning the Offer.

The Information Agent for the Offer is:

THE ALTMAN GROUP, INC.

By Mail: P.O. Box 268 Lyndhurst, NJ 07071	By Overnight Courier: 1200 Wall Street, 3rd Floor Lyndhurst, NJ 07071	By Hand: 1200 Wall Street, 3rd Floor Lyndhurst, NJ 07071

By Telephone:

TOLL FREE: (800) 467-0821

By Fax:

(201) 460-0050